                                                                   EXHIBIT 99.15

          [Letterhead of The Walt Disney Company/Thomas O. Staggs]



July 14, 1998

Mr. Steven T. Kirsch
c/o Infoseek Corporation
1399 Moffet Park Drive, Suite 250
Sunnyvale, California  94089

     Re: Right of First Offer

Dear Steven:

     I refer to the Agreement and Plan of Reorganization of even date herewith (the "Merger Agreement") among Infoseek Corporation, Disney Enterprises, Inc., and Starwave Corporation, together with the related transactions entered into concurrently therewith. As used in this letter, "Infoseek" refers to Infoseek Corporation, a Delaware corporation, and your "Shares" refer to all shares of the common stock of Infoseek beneficially owned by you (or by any trust of which you are the trustee) as of the Effective Time of the Merger (as defined in the Merger Agreement) or acquired by you (or by any trust of which you are the trustee) at any time thereafter.

     The Walt Disney Company ("TWDC") and you have reached the following agreement with respect to your Shares:

     In the event that, at any time following the Effective Time and prior to the fourth anniversary of the Effective Time, you elect to sell, in a single transaction or a series of related transactions, Shares with an aggregate value of $1,000,000 or more (based on the price offered to you for such Shares) (the "Sale Shares"), then you will first offer to sell the Sale Shares to TWDC, and TWDC will have the right to purchase all (but not less than all) of the Sale Shares, subject to the following:

     (i) Your offer will be made orally to the undersigned or, in his absence, to TWDC's Chief of Corporate Operations, Sanford Litvack, or, in his absence, to TWDC's Chief Strategic Officer, Peter Murphy, and will be confirmed in writing by facsimile./1/ Your offer will include the number of Sale Shares and the price offered to you for the Sale Shares (the "Offer Price").


     (ii) If the Offer Price is less than $10,000,000, TWDC will have two hours from receipt of the facsimile confirmation to accept or reject the offer. If the Offer Price is $10,000,000 or more, then you will make the offer no

__________________________
/1/ The facsimile number for Mr. Staggs and Mr. Murphy is (818) 846-8726 and for
    Mr. Litvack, (818) 563-1766.

Mr. Steven T. Kirsch
July 14, 1998
Page 2


             later than one hour prior to the closing of Nasdaq (or other securities exchange on which the Company's Common Stock is traded), and TWDC may accept or reject the offer at any time up to the opening of Nasdaq (or such other securities market) on the next trading day. TWDC will accept or reject your offer orally, with written facsimile confirmation (to fax # 408-734-9350). TWDC's failure to respond within the permitted time will be deemed a rejection of your offer.

     (iii) If TWDC accepts your offer, the closing of the sale will be held on the third business day following TWDC's acceptance or, if later, on the third business day following compliance with all requirements of applicable antitrust or securities laws.

     (iv) The purchase price for the Sale Shares will be the Offer Price and will be paid in cash by wire transfer to an account designated by you. To the extent the original offer includes non-cash consideration, you and TWDC will either mutually agree on the fair market value of the non-cash consideration or, if unable to agree, will refer such determination to one or more investment banking firms in the manner set forth in the definition of "Fair Market Value" in the Governance Agreement of even date herewith (the "Governance Agreement"), and TWDC and you will split the costs of such investment banking firm(s). TWDC will pay cash equal to the fair market value of any non-cash consideration.

     (v) Upon TWDC's payment of the purchase price, you will deliver one or more certificates representing the Sale Shares, duly endorsed for transfer or accompanied by duly executed stock powers, free and clear of any liens and encumbrances, other than those created by or through TWDC.

     TWDC agrees that the foregoing provisions will not apply to any transfer of Shares by you to any immediate family member, to a trust established by you for the benefit of your immediate family, as a charitable contribution, or pursuant to a Purchaser Tender Offer (as defined in the Governance Agreement), provided that the transferee of such Shares agrees in writing to be bound by the terms of this letter agreement.

     You represent that you have authority to enter into this letter agreement and that it does not conflict with any other agreement, obligation, arrangement, law, judgment or order applicable to you or to the Shares. You agree that this letter agreement will be

Mr. Steven T. Kirsch
July 14, 1998
Page 2


binding upon you and your successors and assigns and that it will be governed by California law.

     If the transactions contemplated by the Merger Agreement are not consummated, this letter agreement will terminate upon termination of the Merger Agreement.

     If you agree with the foregoing, please so indicate by signing this letter in the place provided below. Thank you.

                              Sincerely,

                              THE WALT DISNEY COMPANY



                              By:/s/ Thomas O. Staggs
                                 --------------------
                                 Thomas O. Staggs
                                 Chief Financial Officer



Accepted and agreed as of the date first set forth above:


/s/ Steven T. Kirsch
--------------------
Steven T. Kirsch